Exhibit 99.2

Management's Discussion and Analysis (“MD&A”) of December 14, 2009

This MD&A is published to meet securities regulatory requirements and is disseminated in both print and electronic form in conjunction with the Annual Report of Central Fund of Canada Limited (“Central Fund” or the “Company”) for the fiscal year ended on October 31, 2009.  Readers are directed to the Directors’ 48th Report to Shareholders on pages 2 and 3 and to the Notes to Financial Statements on pages 8 to 15 which fully disclose accounting policies, share capital, related party administrative and consulting agreement fees and other matters presented within Central Fund’s 2009 Annual Report.

The following discussion is based on Central Fund's financial statements which are prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”).  These principles are substantially the same as United States generally accepted accounting principles.

Throughout this discussion, all currency amounts are in United States dollars.

Administrator, Administrative and Consulting Fees

Central Fund has no employees.  It is party to an Administrative and Consulting Agreement with The Central Group Alberta Ltd., which is related to the Company through four of its Officers and Directors.  The Central Group Alberta Ltd., which acts as Administrator, has operating offices with employees, advisors and consultants who provide administrative and consulting services to the Company.  For such services, the Company pays an administrative and consulting fee, payable monthly, at an annual rate for at least until October 31, 2015 of: 0.30% on the first $400 million of total net assets; 0.20% on the next $600 million of total net assets; and 0.15% on total net assets exceeding one billion dollars.

Results of Operations - Changes in Net Assets

Changes in net assets, as reported in U.S. dollars from period to period, are primarily a result of share offerings, the changing market prices of gold and silver, and the proportion of each held by the Company.  Also, changes in the value of the U.S. dollar relative to the Canadian dollar will have an impact on net assets when reported in Canadian dollars.  The following table summarizes the changes in: net assets in both U.S. and Canadian dollars; gold and silver prices; and the exchange rates between U.S. and Canadian dollars:

	Years ended October 31
	2009		2008		2007
	U.S.$	Cdn. $	U.S.$	Cdn. $	U.S.$	Cdn. $
Change in unrealized appreciation (depreciation) of holdings (in millions)	$734.5	$586.1	$(348.0)	$(40.8)	$221.5	$47.9
Net income (loss) for the year (in millions ) inclusive of the change in unrealized appreciation (depreciation)	$728.6	$571.3	$(352.6)	$(34.4)	$218.2	$40.5
Net income (loss) per Class A share	$4.24	$3.27	$(2.58)	$(0.26)	$1.94	$0.36

Change in net assets from prior year (in millions)	$1,178.3	$1,102.1	$(33.5)	$289.1	$401.2	$236.6

% change from prior year	97.9%	75.3%	(2.7)%	24.6%	48.0%	25.2%

Change in net assets per Class A share from prior year	$4.25	$3.48	$(1.99)	$0.22	$1.90	$0.42

% change per Class A share from prior year	53.8%	36.2%	(20.1)%	2.3%	23.8%	4.7%

Gold price (U.S. $ per fine ounce)	$1,040.00	$730.75	$789.50
% change from prior year	42.3%	(7.4)%	30.8%

Silver price (U.S. $ per ounce)	$16.57	$9.28	$14.32
% change from prior year	78.6%	(35.2)%	18.5%

Exchange rate: $1.00 U.S. = Cdn.	$1.0774	$1.2165	$0.9499
% change from prior year	(11.4)%	28.1%	(15.4)%

In fiscal 2009, net assets as reported in U.S. dollars increased by $1,178.3 million or 97.9%.  Three public offerings were completed during the year as described in Note 4 to the financial statements.  Treasury shares were issued in these offerings at a premium over the net asset value per Class A share at the time of pricing, such that there was no dilution of the interests of existing Class A shareholders.  The net proceeds from the share issues, inclusive of share issue costs reductions from fiscal 2008 ($578,084), totalled $451,664,834, of which $248,376,698 was used to purchase 271,705 fine ounces of gold bullion, and $178,962,947 was used to purchase 13,588,255 ounces of silver bullion, primarily in physical bar form.  The balance of the proceeds, $23,747,105, was retained in interest-bearing cash deposits for working capital purposes.

The balance of the increase in net assets of $726.6 million was primarily attributable to the unrealized appreciation of holdings during the year resulting from increases in the prices of gold (42.3%) and silver (78.6%) during the year.

The increase in net assets described above was nominally affected by the one cent year-end dividend paid on each of the Class A shares.  Though subject to the same effects as described above, net assets reported in Canadian dollars increased by 75.3% due to the 11.4% decrease in the U.S. dollar relative to the Canadian dollar.

The following table summarizes the changes in net assets in U.S. dollars, gold and silver prices, and the exchange rate between U.S. and Canadian dollars on a quarterly basis for the 2009 fiscal year:

	Quarter ended (in US$)
2009	October 31	July 31	April 30	January 31
Change in unrealized appreciation (depreciation) of holdings (in millions)	$300.4	$124.1	$(29.9)	$339.9
Net income (loss) for the quarter (in millions)	$298.7	$122.6	$(31.4)	$338.7
Net income (loss) per Class A share	$1.55	$0.66	$(0.20)	$2.23
Total Net Assets (in millions)	$2,382.3	$1,959.4	$1,836.9	$1,542.8

Changes in net assets from
prior quarter (in millions)	$422.9	$122.5	$294.1	$338.8
% change from prior quarter	21.6%	6.7%	19.1%	28.1%

Change in net assets per
Class A share from prior quarter	$1.56	$0.66	$(0.19)	$2.22
% change per Class A share
from prior quarter	14.7%	6.6%	(1.9)%	28.1%

Gold price	$1,040.00	$939.00	$883.25	$919.50
% change from prior quarter	10.8%	6.3%	(3.9)%	25.8%

Silver Price	$16.57	$13.63	$12.63	$12.51
% change from prior quarter	21.6%	7.9%	1.0%	34.8%

Exchange rate: $1.00 U.S. = Cdn.	$1.0774	$1.0790	$1.1940	$1.2364
% change from prior quarter	(0.1)%	(9.6)%	(3.4)%	1.6%

In fiscal 2008, net assets as reported in U.S. dollars decreased by $33.5 million or 2.7%.  Three public offerings were completed during the year as described in Note 4 to the financial statements.  Treasury shares were issued in these offerings at a premium over the net asset value per Class A share at the time of pricing, such that there was no dilution of the interests of existing Class A shareholders.  The net proceeds from the 2008 share issues, inclusive of share issue costs reductions from fiscal 2007 ($127,523), totalled $320,577,113, of which $155,836,446 was used to purchase 165,496 fine ounces of gold bullion, and $139,701,851 was used to purchase 8,274,868 ounces of silver bullion, primarily in physical bar form.  The balance of the proceeds, $24,911,293, was retained in interest-bearing cash deposits for working capital purposes.

The balance of the decrease in net assets of $354.1 million during fiscal 2008 was primarily attributable to the decreases in the prices of gold (7.4%) and silver (35.2%) during the year.

The decrease in net assets described above was nominally affected by the one cent year-end dividend paid on each of the Class A shares.  Though subject to the same effects as described above, net assets reported in Canadian dollars increased by 24.6% due to the 28.1% increase in the U.S. dollar relative to the Canadian dollar
.

The following table summarizes the changes in net assets in U.S. dollars, gold and silver prices, and the exchange rate between U.S. and Canadian dollars on a quarterly basis for the 2008 fiscal year:

	Quarter ended (in US$)
2008	October 31	July 31	April 30	January 31
Change in unrealized appreciation (depreciation) of holdings (in millions)	$(563.8)	$69.4	$(58.7)	$205.1
Net income (loss) for the quarter (in millions)	$(564.9)	$68.2	$(60.0)	$204.1
Net income (loss) per Class A share	$(4.27)	$0.53	$(0.47)	$1.63
Total Net Assets (in millions)	$1,204.0	$1,647.6	$1,435.9	$1,441.7

Changes in net assets from
prior quarter (in millions)	$443.6	$211.8	$(5.8)	$204.1
% change from prior quarter	(26.9)%	14.7%	0.4%	16.5%

Change in net assets per
Class A share from prior quarter	$(3.82)	$0.63	$(0.43)	$1.63
% change per Class A share
from prior quarter	(32.6)%	5.7%	(3.7)%	16.5%

Gold price	$730.75	$918.00	$871.00	$923.25
% change from prior quarter	(20.4)%	5.4%	(5.7)%	16.9%

Silver Price	$9.28	$17.48	$16.47	$16.74
% change from prior quarter	(46.9)%	6.1%	(1.6)%	16.9%

Exchange rate: $1.00 U.S. = Cdn.	$1.2165	$1.0257	$1.0095	$1.0022
% change from prior quarter	18.6%	1.6%	0.7%	5.5%

In fiscal 2007, net assets as reported in U.S. dollars increased by $401.2 million or 48.0%.  A portion of this increase was the result of two public offerings completed during the year as described in Note 4 to the financial statements.  Treasury shares were issued in these offerings at a premium over the net asset value per Class A share at the time of pricing, such that there was no dilution of the interests of existing Class A shareholders.  The net proceeds from the share issues totalled $184,193,699, of which $85,724,677 was used to purchase 125,143 fine ounces of gold bullion, and $83,667,935 was used to purchase 6,257,242 ounces of silver bullion, primarily in physical bar form.  The balance of the proceeds, $14,801,087, was retained in interest-bearing cash deposits for working capital purposes.

The balance of the increase in net assets of $217.1 million during fiscal 2007 was primarily attributable to increases in the prices of gold (30.8%) and silver (18.5%) during the year.

The increase in net assets described above was nominally affected by the loss before unrealized appreciation of holdings during the year and the one cent year-end dividend paid on each of the Class A shares.  Though subject to the same effects as described above, net assets reported in Canadian dollars increased by a lesser amount of 25.2% due to the 15.4% decrease in the U.S. dollar relative to the Canadian dollar.

The following table summarizes the changes in net assets in U.S. dollars, gold and silver prices, and the exchange rate between U.S. and Canadian dollars on a quarterly basis for the 2007 fiscal year:

	Quarter ended (in US$)
2007	October 31	July 31	April 30	January 31
Change in unrealized appreciation (depreciation) of holdings (in millions)
Net income (loss) for the quarter (in millions)	$152.2	$(29.3)	$24.6	$74.0
Net income (loss) per Class A share	$151.4	$(30.1)	$23.7	$73.2
Total Net Assets (in millions)	$1.33	$(0.27)	$0.21	$0.67
	$1,237.5	$980.7	$1,010.8	$987.1

	Quarter ended (in US$)
2007 continued	October 31	July 31	April 30	January 31
Changes in net assets from
prior quarter (in millions)	$256.8	$(30.1)	$23.7	$150.8
% change from prior quarter	26.2%	(3.0)%	2.4%	18.0%

Change in net assets per
Class A share from prior quarter	$1.24	$(0.27)	$0.21	$0.72
% change per Class A share
from prior quarter	14.3%	(3.0)%	2.4%	9.0%

Gold price	$789.50	$665.50	$677.00	$650.50
% change from prior quarter	18.6%	(1.7)%	4.1%	7.7%

Silver Price	$14.32	$12.93	$13.50	$13.36
% change from prior quarter	10.8%	(4.2)%	1.0%	10.6%

Exchange rate: $1.00 U.S. = Cdn.	$0.9499	$1.0657	$1.1067	$1.1792
% change from prior quarter	(10.9)%	(3.7)%	(6.1)%	5.0%

Financial Results - Net Income

Central Fund's earned income objective is secondary to its investment objective of holding almost all of its net assets in gold and silver bullion.  Generally, Central Fund only seeks to maintain adequate cash reserves to enable it to pay expenses and Class A share dividends.  Because gold and silver bullion are not loaned to generate income, Central Fund's realized income is a nominal percentage of its net assets.  However, the Canadian Institute of Chartered Accountants (CICA) Accounting Guideline 18, requires Central Fund to record unrealized appreciation (depreciation) of holdings in income.  Accordingly, for the last three fiscal years, Central Fund has reported net income (loss) as required.  Central Fund expects to generate cash flow from its holdings of cash equivalents, and will sell bullion certificates only if necessary to replenish cash reserves.

Fiscal 2009 Compared to Fiscal 2008

Net income of $728,638,579 was reported for the 2009 fiscal year compared to the 2008 net loss of $352,572,657.  The increase in net income for 2009 was primarily the result of unrealized appreciation of holdings during the year.  Notwithstanding the increase in cash and cash equivalents, interest income decreased compared to the prior year as interest rates on interest-bearing cash deposits were significantly lower.

Expenses increased by 13.7% over the prior year.   Year end net assets were increased from the prior year due to increases in the prices of gold and silver, combined with the proceeds received from the three public offerings that were completed during the year. This increase in net assets impacted upon several of the expense categories that are a function of net asset levels.  Administration fees, which are calculated monthly based on net assets at each month-end, increased during the year as a direct result of the higher level of net assets attributable to the factors mentioned above.  Safekeeping fees have increased during the year for the same reasons.

As a result of administrative disciplines and increases in net assets, expenses as a percentage of average month-end net assets for the 2009 fiscal year decreased to 0.33% compared to 0.38% in 2008.

Fiscal 2008 Compared to Fiscal 2007

A net loss of $352,572,657 was reported for the 2008 fiscal year compared to the 2007 net income of $218,209,175.  The prime component of this decrease was the result of unrealized depreciation of holdings during the year.  In spite of the increase in cash and cash equivalents, interest income decreased compared to the prior year as interest rates on interest-bearing cash deposits were significantly lower.

Expenses increased by 25.7% over the prior year.  While year end net assets levels were decreased from the prior year due to decreases in the prices of gold and silver, three public offerings were completed during the year and their respective net proceeds contributed to and enhanced net assets during the year thereby having an impact on several expense categories.  Administration fees, which are calculated monthly based on net assets at each month-end, increased during the year as a direct result of the higher level of net assets attributable to the factors mentioned above.  Safekeeping fees have significantly increased during the year for the same reasons.  Legal expenses increased as a result of changes to the compliance requirements for the Company as stipulated by Canadian and U.S. Securities Regulators.

Expenses as a percentage of average month-end net assets for the 2008 fiscal year decreased to 0.38% compared to 0.43% in 2007.

Outstanding Shares

There were 196,007,713 Class A retractable shares and 40,000 Common shares issued and outstanding at October 31, 2009.

Subsequent to October 31, 2009, on November 17, 2009, the Company, through a public offering, issued 16,975,000 Class A shares for proceeds of $220,973,760 net of underwriting fees of $9,207,240. Costs relating to this public offering were approximately $600,000 and net proceeds were approximately $220,373,760.  The Company used the net proceeds from this public offering to purchase 104,132 fine ounces of gold at a cost of $115,186,924 and 5,206,600 ounces of silver at a cost of $91,688,905, both in physical bar form. The balance of $13,497,931 was retained by the Company in interest-bearing cash deposits for working capital purposes.

Forward – Looking and Market Risk Observations

Central Fund is almost entirely invested in pure refined gold and silver bullion in international bar form. Therefore, the principal factors affecting the price of its shares are factors which affect the currency prices of gold and silver, which are beyond the Company’s control. However, the Company believes that such factors have a lesser impact on the shares of Central Fund than on the shares of gold producers, as gold producers have considerable inherent operational costs and other risks resulting in more volatile share prices of such producers. Central Fund’s net assets are denominated in U.S. dollars. As at October 31, 2009, the Company’s assets were made up of 54.2% gold bullion, 43.2% silver bullion, 2.6% cash and interest-bearing deposits and other working capital amounts.  The Company does not engage in any leasing, lending or hedging activities involving these assets, so the net asset value of the shares will depend on, and typically fluctuate with, the price fluctuations of such assets.  Gold and silver bullion are traded internationally and their market prices may be affected by a variety of unpredictable, international, economic, monetary and political considerations.  Macroeconomic considerations include: expectations of future rates of inflation; the strength or weakness of, and confidence in, the U.S. dollar, the currency in which the price of gold is generally quoted, and the relative value of other currencies; interest rates; and global or regional political or economic events, including banking crises.  Political factors, including market interventions and international conflicts, may also affect gold and silver prices.

Price risk

It is possible to predict the impact that changes in the market prices of gold and silver will have on the net asset value per Class A share.  Assuming as a constant exchange rate the rate which existed on October 31, 2009 of $1.0774 Cdn. for each U.S. dollar together with the holdings of gold and silver bullion which existed on that date, a 10% change in the price of gold would increase or decrease the net asset value per share by approximately $0.66 per share or Cdn. $0.71 per share.  A 10% change in the price of silver would increase or decrease the net asset value per share by approximately $0.52 per share or Cdn. $0.57 per share.  If both gold and silver prices were to change by 10% simultaneously in the same direction, the net asset value per share would increase or decrease by approximately $1.18 per share or Cdn. $1.28 per share.

Currency risk

Currency risk is the risk that the value of a financial instrument will fluctuate due to changes in foreign currency exchange rates.

When expressed in U.S. dollars, Central Fund's net asset value per Class A share is largely unaffected by changes in the U.S./Canadian dollar exchange rate due to the fact that nearly all of Central Fund's net assets are priced in U.S. dollars. However, changes in the value of the U.S. dollar relative to the Canadian dollar have a direct impact on net assets as expressed in Canadian dollars.  This arises because over 99% of Central Fund's net assets were denominated in U.S. dollars as at October 31, 2009, including gold and silver bullion and some U.S. cash.  An increase or decrease in the value of the Canadian dollar versus the U.S. dollar means that the aforementioned U.S. dollar denominated net assets would be worth less or more when expressed in Canadian dollar terms.

It is also possible to predict the impact that changes in the value of the U.S. dollar relative to the Canadian dollar will have on the net asset value per Class A share as reported in Canadian dollars.  As previously mentioned, over 99% of Central Fund's net assets are denominated in U.S. dollars.  Assuming constant gold and silver prices, a 10% increase or decrease in the value of the U.S. dollar relative to the Canadian dollar would change the net asset value per share as expressed in Canadian dollars in the same direction by approximately the same percentage.

The impact of a 5% strengthening or weakening of the Canadian dollar against the U.S. dollar applied to balances outstanding at October 31, 2009 would not have had any material impact on the net income for the period ended October 31, 2009, assuming that all other variables, in particular interest rates, remained constant.

Credit risk

Credit risk on financial instruments is the risk of loss occurring as a result of the default of an issuer on its obligation to Central Fund.  Credit risk is monitored on an ongoing basis and is managed by the Company only dealing with issuers that are believed to be creditworthy.  As at October 31, 2009, other than short-term deposits, Central Fund had no investment in fixed income securities.

Liquidity risk

Although the Administrator regards all of Central Fund’s assets as highly liquid, liquidity risk might be regarded as the risk that the Company will not be able to generate adequate cash resources to fulfill its payment obligations.  Central Fund traditionally has maintained sufficient cash reserves to enable it to pay expenses and dividends on its Class A shares.  Furthermore, over 97% of its net assets are in the form of gold and silver bullion which is readily tradeable in an active market and can be sold if necessary to fund those payments referred to above.

Liquidity and Capital Resources

All of Central Fund's assets are liquid.  The Company’s objective is to hold cash reserves that generate some income primarily to be applied to pay expenses and Class A share dividends.  At October 31, 2009, Central Fund's cash reserves, including cash equivalents, were $64,089,974.  The comparable figure at October 31, 2008 was $46,969,312.  The ability of Central Fund to have sufficient cash for expenses and dividend payments, and to meet demands for redemption (if any), is primarily dependent upon its ability to realize cash flow from its cash equivalents.  Should Central Fund not have sufficient cash to meet its needs, portions of Central Fund's bullion holdings may be sold to fund dividend payments, provide working capital and pay for redemptions (if any) of Class A shares.  Sales of bullion holdings could result in Central Fund realizing capital gains or losses.  Central Fund qualifies as a Mutual Fund Corporation for share redemption purposes only but is not a mutual fund as defined by securities regulators.  As a Mutual Fund Corporation, any Canadian tax payable by Central Fund to the extent that it relates to taxable capital gains is fully refundable when the realized gains are distributed to shareholders.  Should Central Fund not qualify as a Mutual Fund Corporation at any time in the future, Central Fund would have to pay non-refundable tax on such capital gains, if any.  Payments for such distributions or tax would be a further use of Central Fund's cash resources.  During the fiscal year ended October 31, 2009, Central Fund's cash reserves increased by $17,120,662 from those held at October 31, 2008.  The primary sources and uses of cash were as follows:

Sources of Cash

The primary inflow of cash was the cash portion retained from the proceeds of the issuances of Class A shares which totalled $451,664,834 net of share issue costs of $856,127.  An additional $424,552 represents interest generated on short-term securities.

Uses of Cash

The primary outflow of cash during the year involved the purchase of gold and silver bullion with the proceeds from the share issues referred to above.  Central Fund paid $248,376,698 to purchase 271,705 fine ounces of gold and $178,962,947 to purchase 13,588,255 ounces of silver during the year.

Central Fund paid total expenses of $6,104,401 during the 2009 fiscal year, $1,358,756 of which related to amounts which had been accrued at October 31, 2008 and which were reflected in the accounts of that year.  Other cash outflows include $1,524,677 paid in the 2009 fiscal year with respect to Central Fund's October 31, 2008 Class A share dividend.

Central Fund’s Board of Directors made the decision to build up cash reserves by retaining in cash and cash equivalents a portion of the proceeds from share issues in recent years.  Consistent with this objective, $23,747,105 of the $451,664,834 received upon the issuance of Class A shares was placed into interest-bearing cash deposits.  These amounts are to be used to pay expenses and dividend payments, and to meet demands for redemption of shares (if any).  The Board of Directors is mindful of the need to make these payments each year, while continuing to meet the Company’s stated objective of holding the maximum amount the Board of Directors deems reasonable in the form of gold and silver bullion.  Although it could readily generate cash by liquidating a small portion of its bullion holdings, Central Fund seeks to avoid any liquidation in the foreseeable future.  However, were cash reserves to become too low, and in the absence of other sources of capital at the time, liquidation of a portion of the bullion holdings could be made which would result in gains or losses on such holdings.

Future Accounting Policy

In February 2008, Canada’s Accounting Standards Board confirmed that Canadian GAAP, as used by publicly accountable enterprises, will be replaced by International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011. Public companies and trusts will be required to provide IFRS comparative information for the previous fiscal year.  Accordingly, the conversion from Canadian GAAP to IFRS will be applicable to the Company’s reporting for the first quarter of the fiscal year to commence on November 1, 2011 and for which the current and comparative information will be prepared under IFRS.  The Company is developing a changeover plan to meet the timetable published by the Canadian Institute of Chartered Accountants for changeover to IFRS.  The plan will cover such key elements as the impact of IFRS on the Company’s accounting policies, including its proposed method of implementation of a change in policy, if any, and the nature and extent of any additional note disclosures in the financial statements of the Company.

Disclosure Controls and Procedures

Senior Executive Officers have ensured that there are disclosure controls and procedures that provide reasonable assurance that material information relating to the Company is disclosed on a timely basis.  They believe these disclosure controls and procedures have been effective during the year ended October 31, 2009.

Inflation

Because Central Fund's financial statements are prepared on a market price basis, the impact of inflation and resulting currency price changes of gold and silver are reflected in these financial statements.

Non-Market Risk Factors

Prospective investors should consider carefully the following factors relating to the business and primary assets of Central Fund before deciding whether to purchase shares.

United States Federal Income Tax Considerations

The Company is advised that it is likely that the Company is a ‘‘passive foreign investment company’’ for United States federal tax purposes. Under the passive foreign investment company rules, the tax treatment of the Class A non-voting shares is very complex, uncertain and, in some cases, potentially unfavorable to United States Persons.  Central Fund is advised that US Investors filing Qualified Election Forms in respect of their investments in Central Fund should qualify for capital gains tax treatment, such current US rate being 15%.  Each United States person who acquires Class A shares, whether from the Company or in the market, is strongly urged to consult their own tax advisor.

This MD&A is dated December 14, 2009.